UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT UNDER SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2010

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                                          to
Commission File Number: 0-26001
A.	Full title of plan and the address of the plan, if different from that of the issuer named below:
Profit Incentive Bonus Plan of
Hudson City Savings Bank
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, NJ 07652

REQUIRED INFORMATION

1

Report of Independent Registered Public Accounting Firm
The Board of Directors
Hudson City Bancorp, Inc.:
We have audited the accompanying statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 27, 2011

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Statements of Net Assets
Available for Benefits
December 31, 2010 and 2009

	December 31,	December 31,
	2010	2009
Assets
Investments, at fair value:
Mutual funds (Note 9)	$17,637,088	$13,052,677
Morgan Stanley Stable Value Fund Class A (Notes 2(d), 9 and 10)	9,886,309	8,229,984
Hudson City Bancorp, Inc. Common Stock Fund (Note 9)	44,983,792	48,618,531

Total investments, at fair value	72,507,189	69,901,192

Receivables:
Participant loans receivable (Note 7)	840,009	683,512
Employer contribution receivable	505,062	572,289
Interest and other receivables	295	1,401

Total receivables	1,345,366	1,257,202

Total assets	73,852,555	71,158,394

Liabilities
Fee payable	2,365	2,363

Net assets available for benefits at fair value	73,850,190	71,156,031

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2(d))	—	1,192,942

Net assets available for benefits	$73,850,190	$72,348,973

See accompanying notes to financial statements

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Statements of Changes in Net Assets
Available for Benefits
Years Ended December 31, 2010 and 2009

	December 31,	December 31,
	2010	2009
Additions to (reductions from) net assets attributable to:
Investment income:
Interest	$50,035	$56,641
Dividends	2,395,570	2,317,152
Net depreciation in fair value of investments (Note 9)	(1,804,662)	(5,498,132)

Total investment income (loss)	640,943	(3,124,339)

Contributions:
Employer contributions	508,325	572,289
Employee contributions	1,964,444	1,673,791
Rollovers	623,210	35,225

Total contributions	3,095,979	2,281,305

Total addition (reduction)	3,736,922	(843,034)

Deduction from net assets attributable to:
Participant benefits	2,205,194	2,245,894
Administrative expenses (Note 6)	30,511	29,670

Total deductions	2,235,705	2,275,564

Increase (decrease) in net assets available for benefits	1,501,217	(3,118,598)

Net assets available for benefits:
Beginning of period	72,348,973	75,467,571

End of period	$73,850,190	$72,348,973

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2010 and 2009
(1)	Description of Plan

The following plan information provides only a general description of the provisions of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the “Plan”). The Summary Plan Description or Plan Document should be referred to for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a participant-directed, defined contribution profit-sharing plan sponsored by Hudson City Savings Bank (the Bank) under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

A full-time employee becomes eligible to participate on the first of the month following the first anniversary of his or her employment if he or she is at least 21 years old. A part-time employee becomes eligible to participate upon attaining the minimum age of 21, is employed a minimum of one year, and meets the eligibility rule of 1,000 work hours in one anniversary year, as defined. Effective March 1, 2009 the Plan was amended to allow participation starting on the first month following three months of service, if the participant is at least 21 years of age.

The Plan maintains an account for each participant. Participants can elect to receive the Bank’s profit-sharing bonus in cash and/or defer it into the Plan. Each participant is fully vested in participant contributions. Non-elective employer contributions vest at the rate of 20% per year until fully vested after five years. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balances.

Forfeitures are applied to reduce the Plan’s administrative expenses. At December 31, 2010 and 2009, forfeitures of $7,000 and $0, respectively, were used to reduce the plan’s administrative expenses. At December 31, 2010 and 2009, there were $935 and $101, respectively, of forfeitures that were not used to reduce the Plan’s administrative expenses.

Each participant’s account is credited with the respective contribution and an allocation of plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

(b)	Administration

The Human Resources and Benefits Committee, as appointed by the Board of Directors of the Plan Sponsor, is responsible for administering the Plan operations. The Committee is

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2010 and 2009
named fiduciary, which has the authority to control and manage the operation and administration of the Plan. In addition, they have authority over the Plan’s investments.

(c)	Contributions

Participants are eligible to make personal contributions to the Plan. The amount contributed may not exceed 60% of compensation for the payroll period, as defined, subject to certain limitations. Total pre-tax contributions may not exceed the Internal Revenue Service annual limit, which was $16,500 for both 2010 and 2009, respectively. Participants age 50 or over may contribute an additional tax-deferred contribution subject to an annual limit of $5,500 for both 2010 and 2009, respectively.

The Bank may allow Participants to enter into a special contribution agreement to make contributions up to 100% of cash bonuses paid on a uniform and non-discriminatory basis that are made for such participants during the Plan Year.

Participants in the Plan may designate the funds into which their contribution shall be invested. A participant may transfer a portion of his or her account balance among the funds as outlined in the Plan.

Participants may make rollover contributions to the Plan, which represent distributions from a qualified IRA or other qualified plan.

The Plan provides for automatic escalating enrollment for all new participants. If an employee meets the Plan’s eligibility requirements, automatic enrollment begins at a pre-tax contribution rate of 3% of eligible compensation, as defined in the Plan Document. Employees may elect to opt out of the automatic enrollment, or they may opt out of or change the percentage of the automatic escalating contribution option at any time.

(d)	Investment Elections

Each participant may direct his or her account into one or more of 21 investment options offered by the Plan or in the Hudson City Common Stock Fund, a self-directed investment option. The Plan allows participants to change their investment election at any time unless restrictions are placed on a specific fund due to relatively short-term restrictions on the common stock fund. In addition, the Plan allows participants to change his or her contribution percentage at any time.

(e)	Benefit Payments

Under the terms of the agreement with the Bank, participants and/or beneficiaries are eligible for payments following termination of employment for any reason, including death or disability. These payments can be made either in a lump-sum distribution or in equal

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2010 and 2009
annual installments over a period not to exceed 15 years. If the vested balance of a participant’s account balance is $5,000 or less, payment will be made in a lump-sum distribution. Subject to such terms and conditions as may be established from time to time by the plan administrator, participants may elect to receive shares of Hudson City Bancorp, Inc. (“Hudson City Bancorp”) common stock, which are held in the Hudson City Bancorp, Inc. Common Stock Fund. Participants may receive either the entire portion of their interest in the Hudson City Bancorp, Inc. Common Stock Fund in shares of Hudson City Bancorp common stock or part in shares and part in cash. The maximum number of shares of Hudson City Bancorp stock that they may receive will be the number of whole shares attributable to their interest in the Hudson City Bancorp, Inc. Common Stock Fund. Any remaining amount distributed will be paid in cash.

(f)	Withdrawals

During employment, a participant may make withdrawals of all or certain portions of his or her vested account balance, subject to certain restrictions as set forth in the Plan Document. Certain withdrawals, such as hardship withdrawals, preclude the participant from making further contributions or withdrawals under the Plan for six months after the receipt of the distribution.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

(b)	Recent Accounting Pronouncements

In January 2010, the FASB issued an accounting standards update (ASU) regarding disclosure requirements for fair value measurement. This update provides amendments to fair value measurement that require new disclosures related to transfers in and out of Levels 1 and 2 and activity in Level 3 (see note 2(c) below) fair value measurements. The update also provides amendments clarifying level of disaggregation and disclosures about inputs and valuation techniques along with conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. This accounting standards update did not have a material impact on the financial position of the Plan or the changes in net assets.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2010 and 2009
The FASB issued ASU 2010-25, stating that loans should be classified as notes receivable carried at amortized cost plus any accrued but unpaid interest and that such loans are exempt from the fair value and credit quality disclosure requirements. The update is effective for periods ending after December 15, 2010. Retrospective application is required and early adoption is permitted. The Plan adopted ASU 2010-25 in the 2010 financial statements, applied retrospectively for all periods presented. The adoption of ASU 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated estimated fair value.

(c)	Fair Value Measurement of Investments

The Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The Plan uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. The Plan did not have any liabilities that were measured at fair value at December 31, 2010. The Plan’s investments are recorded at fair value on a recurring basis. Additionally, from time to time, the Plan may be required to record at fair value other assets or liabilities on a non-recurring basis.

In accordance with ASC Topic 820, the Plan groups its assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

• Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.

• Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

• Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

The Plan bases its fair values on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC Topic 820

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2010 and 2009
requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

(d)	Investment Valuation and Income Recognition

The Plan’s mutual fund investments are stated at net asset value as a practical expedient for fair value. The investment in Hudson City Bancorp, Inc. (“Bancorp”) Common Stock Fund is comprised of the Bancorp common stock and cash, and is valued at estimated fair value, which is determined based on the unit value of the fund. The unit value of the fund is determined by Fidelity Management Trust Company (the “Trustee”), which is sponsoring the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Securities transactions are recognized on the trade date (the date the order to buy or sell is executed).

As described in ASC Topic 946-210-45-9, Fully Benefit-Responsive Investment Contracts, investment contracts held by a defined contribution plan are required to be reported at fair value. At December 31, 2009, the Plan’s investment in the Morgan Stanley Stable Value Fund is deemed to be fully benefit-responsive. The statements of net assets available for benefits presents the fair value as well as the amount necessary to adjust fair value to contract value. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

In November 2010, the Trustees of the Morgan Stanley Stable Value Fund approved the liquidation of the trust. The investment contracts held by the trust were terminated in November 2010 and the funds were reinvested in a money market vehicle. As a result, there were no investment contracts held by the trust at December 31, 2010, therefore, no adjustment to contract value was required by the Plan as of December 31, 2010. The trust was fully liquidated and terminated on March 15, 2011 and the Plan was able to withdraw its investment at a net asset value of $1.00. The Plan replaced the Morgan Stanley Stable Value Fund with the Fidelity Advisors Stable Value Portfolio Class II Fund.

(e)	Concentration of Risk

The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2010 and 2009
reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits. Investments in the Hudson City common stock fund amounted to $44,983,792 and $48,618,531 at December 31, 2010 and 2009, respectively. This represents 62.0% and 69.6% of total investments at December 31, 2010 and 2009, respectively. A significant decline in Hudson City common stock would significantly affect the net assets available for benefits.

(f)	Payments of Benefits

Benefits are recorded when paid.

(g)	Use of Estimates

In preparing the plan financial statements in conformity with U.S. generally accepted accounting principles, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(h)	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued and determined that no additional disclosure or adjustments were necessary, except as disclosed in Note 2(d).

(i)	Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation. Specifically, loans receivable from participants have been reclassified on the statement of net assets to be excluded from total investments and reported at their unpaid principal balance plus accrued interest as a separate item on the statement of net assets available for plan benefits in accordance with ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans a consensus of the Financial Accounting Standards Board Emerging Issues Taskforce.
(3)	Plan Amendments

The Plan was amended effective March 1, 2009 to allow participation starting on the first month following three months of service, if the participant is at least 21 years of age. In addition, the Plan was amended to have the default investment election be the targeted investments funds appropriate for the participants’ expected retirement date.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2010 and 2009
(4)	Federal Income Taxes
The Plan has adopted an approved prototype plan, which received an Internal Revenue Service (“IRS”) determination letter dated October 9, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (the “IRC”), and therefore are exempt from federal taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC. In March 2010, the Trustee filed a restated prototype plan, complying with the IRS’s six-year remedial amendment cycle. Under this system, the IRS requires that all pre-approved plans restate the documents in order to incorporate new amendments and regulatory changes that have occurred since the last required submission.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2006.

(5)	Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(6)	Plan Expenses

Plan fees and expenses, including fees and expenses incurred in providing administrative services by external service providers, are paid from Plan assets. Expenses paid by the Plan include recordkeeping and trustee’s fees. However, investment management and audit services are paid by the Plan Sponsor. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are reflected in the net asset value of the funds and included in net appreciation in fair value of investments.

(7)	Participant Loans Receivable

A participant, in case of need, may apply to the plan administrator for a loan in an amount equal to or less than 50% of the vested account balance, from a minimum of $1,000 up to a maximum of $50,000. The loans are secured by the participant’s account. The period of repayment shall not

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2010 and 2009
exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the period shall not exceed ten years.

Interest is charged at a commercially reasonable rate, with all interest on loans being paid back into the borrower’s plan account. Principal and interest is paid ratably through payroll deductions. As of December 31, 2010, the interest rates on these loans ranged from 4.25% to 6.00%, with maturities ranging from February 16, 2011 through January 5, 2016.

(8)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investment International Operations Company, Inc. (Fidelity), an affiliate of the Trustee. Fidelity is also the recordkeeper. In addition, the Plan invests in shares of common stock issued by Hudson City Bancorp, Inc. Therefore, these transactions qualify as party-in-interest transactions. Fees paid to the Trustee and affiliates of the Trustee amounted to approximately $31,000 and $30,000 for the years ended December 31, 2010 and 2009, respectively.

(9)	Investments

Individual investments in excess of 5% of the fair value of net assets available for benefits at December 31, 2010 and 2009 are as follows:

	2010		2009
	Shares	Fair Value	Shares	Fair Value
Hudson City Bancorp, Inc. Common Stock Fund	3,396,104	$44,983,792	3,417,627	$48,618,531
Morgan Stanley Stable Value Fund Class A	9,886,309	9,886,309	9,422,925	8,229,984
Morgan Stanley U.S. Government Securities Trust Fund Class A	557,299	4,947,448	500,276	4,207,319
For the years ended December 31, 2010 and 2009, the Plan’s net depreciation in fair value of investments is as follows:

	2010	2009
Mutual funds:
Net realized gains and change in net unrealized appreciation	$1,565,501	$1,740,336

Hudson City Bancorp, Inc. Common Stock Fund:
Net realized gains and change in net unrealized appreciation	(3,370,163)	(7,238,468)

Net realized losses and depreciation of investments	$(1,804,662)	$(5,498,132)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2010 and 2009
techniques used need to maximize the use of observable inputs and minimize the used of unobservable inputs.
The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2010:

			Significant
	Assets	Quoted Prices in	Other	Significant
	Measured at	Active Markets for	Observable	Unobservable
	Fair Value at	Identical Assets	Inputs	Inputs
Description	12/31/2010	(Level 1)	(Level 2)	(Level 3)
Investments in mutual funds:
Balanced	$3,048,547	3,048,547	—	—
Equity	9,641,093	9,641,093	—	—
Fixed Income	14,833,757	4,947,448	9,886,309	—
Investments in Hudson City Bancorp, Inc.
Common Stock Fund	44,983,792	—	44,983,792	—

Total	$72,507,189	17,637,088	54,870,101	—

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2009:

			Significant
	Assets	Quoted Prices in	Other	Significant
	Measured at	Active Markets for	Observable	Unobservable
	Fair Value at	Identical Assets	Inputs	Inputs
Description	12/31/2009	(Level 1)	(Level 2)	(Level 3)
Investments in mutual funds:
Balanced	$2,029,943	2,029,943	—	—
Equity	6,815,415	6,815,415	—	—
Fixed Income	12,437,303	4,207,319	8,229,984	—
Investments in Hudson City Bancorp, Inc.
Common Stock Fund	48,618,531	—	48,618,531	—

Total	$69,901,192	13,052,677	56,848,515	—

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Mutual funds: recorded at net asset value which represents the fair value of the securities held in such funds as a practical expedient.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2010 and 2009
Hudson City Bancorp, Inc. Common Stock Fund: the Hudson City Bancorp, Inc. Common Stock Fund invests primarily in Hudson City Bancorp common stock, which is traded on the NASDAQ under the ticker symbol (HCBK) and is valued at fair value based upon its quoted market price at the daily close of the NASDAQ. An immaterial portion of this fund is invested in interest-bearing cash.
(10)	Morgan Stanley Stable Value Fund

The Plan invests in the Morgan Stanley Stable Value Fund Class A (the Fund), a common/collective trust that invests primarily in fully benefit responsive investment contracts issued by insurance companies, banks and other financial institutions, and other authorized instruments, which are benefit responsive.

At December 31, 2009, the Plan’s interest in the Fund was calculated by applying the Plan’s ownership percentage in the Fund to the total fair value of the Fund. The underlying assets owned by the Fund consisted primarily of readily marketable fixed income securities with quoted market prices.

The interest crediting rate is determined quarterly and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for benefits.

At December 31, 2010, the Plan’s interest in the Fund was recorded at the net asset value since the investment contracts held by the Fund were terminated and the funds reinvested in a money market vehicle.

The average market yield earned by the Fund for the year ended December 31, 2009 was 3.36%. There was no information with respect to yields for 2010 due to the Fund being in liquidation. See Note 2(d).

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2010 and 2009
(11)	Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$73,850,190	$72,348,973
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(1,192,942)
Participant benefits payable	—	(26,240)

Net assets per the Form 5500	$73,850,190	$71,129,791

Total investment income (loss) per the financial statements	$640,943	$(3,124,339)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,192,942	199,518

Total investment income (loss) per the Form 5500	$1,833,885	$(2,924,821)

Participant benefits per the financial statements	$(2,205,194)	$(2,245,894)
Participant benefits payable	26,240	(26,240)

Participant benefits per the Form 5500	$(2,178,954)	$(2,272,134)

Schedule 1
PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

				Current
Identity of Issue		Description of Investment	Cost	Value
Morgan Stanley Funds		Morgan Stanley Stable Value Fund Class A	$9,886,309	$9,886,309

Morgan Stanley Funds		Morgan Stanley U.S. Government Securities Trust Fund Class A	5,139,779	4,947,448

Morgan Stanley Funds		Morgan Stanley S&P 500 Index Fund Class A	2,660,809	3,216,827

Van Kampen Funds		Van Kampen Comstock Fund Class A	2,196,616	2,439,673

Van Kampen Funds		Van Kampen Equity & Income Fund Class A	1,452,684	1,550,437

Van Kampen Funds		Van Kampen Global Franchise Fund Class A	1,494,303	1,576,067

Fidelity Advisors Funds	*	Fidelity Advisors Mid Cap Fund Class T	1,210,348	1,281,634

Fidelity Advisors Funds	*	Fidelity Advisors Balanced Fund Class T	965,610	993,721

Fidelity Advisors Funds	*	Fidelity Advisors Value Strategies Fund Class T	800,397	882,249

Fidelity Advisors Funds	*	Fidelity Advisors Financial Services Fund Class T	318,092	244,643

Fidelity Advisors Fund	*	Fidelity Advisors Freedom Income Fund Class T	9,732	10,216

Fidelity Advisors Fund	*	Fidelity Advisors Freedom 2005 Class T	28,460	30,448

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2010 Class T	59,093	64,031

Fidelity Advisors Fund	*	Fidelity Advisors Freedom 2015 Class T	75,102	80,505

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2020 Class T	57,579	62,302

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2030 Class T	137,273	151,569

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2040 Class T	23,760	27,238

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2025 Class T	23,053	25,069

				(continued)

Schedule 1
PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

				Current
Identity of Issue		Description of Investment	Cost	Value
Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2035 Class T	$9,795	$10,986

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2045 Class T	15,742	18,213

Fidelity Advisors Funds	*	Fidelity Advisors Freedom 2050 Class T	21,402	23,812

		Total investment in mutual funds		27,523,397

Hudson City Bancorp, Inc. Common Stock Fund	*	Investment in common stock fund	20,552,995	44,983,792

Participant Loans Receivable (a)	*		—	840,009

		Total other investments		45,823,801

		Total investments		$73,347,198

*	A party-in-interest as defined by ERISA (a) As of December 31, 2010 interest rates on these loans ranged from 4.25% to 6.00%.

(a)	As of December 31, 2010 interest rates on these loans ranged from 4.25% to 6.00%.
See accompanying report of independent registered public accounting firm.

SIGNATURE OF PLAN ADMINISTRATOR
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Incentive Bonus Plan of Hudson City Savings Bank
Date: June 27, 2011	By:	/s/ J. Christopher Nettleton
J. Christopher Nettleton
Plan Administrator 1st Vice President and Human Resources Officer Hudson City Savings Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location
23.1	Consent of Independent Registered Public Accounting Firm	Page 19